Exhibit 99.1

YY Reports Third Quarter 2017 Unaudited Financial Results

Guangzhou, China, November 15, 2017 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a leading live streaming social media platform in China, today announced its unaudited financial results for the third quarter of 2017.

Third Quarter 2017 Highlights

•	Net revenues increased by 48.0% to RMB3,092.3 million (US$464.8 million) from RMB2,089.8 million in the corresponding period of 2016.
•	Net income attributable to YY increased by 59.0% to RMB636.0 million (US$95.6 million) from RMB400.0 million in the corresponding period of 2016.
•	Non-GAAP net income attributable to YY1 increased by 46.7% to RMB639.1 million (US$96.1 million) from RMB435.6 million in the corresponding period of 2016.

“We continued to deliver robust financial and operating results in the third quarter of 2017,” stated Mr. David Xueling Li, Chairman and acting Chief Executive Officer of YY. “Our mobile live streaming monthly active users (MAU) increased by 36.6% year over year to 73.0 million, and our total live streaming paying users increased by 46.5% year over year to over 6.3 million. Our solid performance is a testament to our highly effective strategies in introducing more initiatives to attract younger generation users and to enhance existing user’s engagement and consumption on our live streaming social media platform. In the past quarter, we rolled out a series of innovative social functionalities and features in the latest version of YY Live 7.0, including Accompany Me, Happy Basketball, and Clip Doll Online. In addition, we launched several new short-form video products to tap into more segmented video verticals and fulfill the diversified demands of users across China. On the Huya side, we are pleased to see that it continued its trajectory of user growth and revenue generation in the third quarter. Looking ahead, by leveraging our dual growth engines, YY Live and Huya, we will continue to invent new ways to attract users and stimulate user engagement, further build our content ecosystem, and explore more monetization opportunities. We believe that we have the right strategy in place to stay ahead of the competition in China’s live streaming social media industry.”

Mr. Bing Jin, Chief Financial Officer of YY, further commented, “This was another quarter with solid financial growth for YY. In the third quarter, our total net revenues increased by 48.0% year over year to RMB3,092.3 million, exceeding the high end of our previous guidance range. The growth was primarily attributable to the significant increase of our live streaming revenues, which grew by 60.4% year over year to RMB2,871.6 million. Both YY Live and Huya broadcasting contributed to such rapid revenue growth. Our non-GAAP net income attributable to YY increased by 46.7% to RMB639.1 million in the quarter, of which Huya’s Non-GAAP operating loss further shrank year over year from RMB159.3 million to RMB10.1 million. In addition, during the quarter, we completed a secondary offering and received approximately USD442.2 million in net proceeds, thus further demonstrating investors’ confidence in YY and laying a solid capital foundation for YY’s future development.”

Third Quarter 2017 Financial Results

NET REVENUES

Net revenues increased by 48.0% to RMB3,092.3 million (US$464.8 million) in the third quarter of 2017 from RMB2,089.8 million in the corresponding period of 2016, primarily driven by the increase in live streaming revenues. Live streaming revenues increased by 60.4% to RMB2,871.6 million (US$431.6 million) in the third quarter of 2017 from RMB1,790.4 million in the corresponding period of 2016. Live streaming revenues from the YY Live segment were RMB2,319.2 million (US$348.6 million) and from the Huya segment were RMB552.4 million (US$83.0 million) in the third quarter of 2017.

1 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

1

Revenues from online games were RMB122.0 million (US$18.3 million) in the third quarter of 2017 as compared to RMB149.5 million in the corresponding period of 2016.

Revenues from membership were RMB49.5 million (US$7.4 million) in the third quarter of 2017 as compared to RMB68.8 million in the corresponding period of 2016.

Other revenues, mainly representing revenues from the Company's online advertising revenues, were RMB49.2 million (US$7.4 million) in the third quarter of 2017, compared with RMB81.1 million in the corresponding period of 2016. The declines in online gaming, membership, and other revenues mainly reflected the Company’s continued strategic shift towards its live streaming business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 48.2% to RMB1,889.3 million (US$284.0 million) in the third quarter of 2017 from RMB1,275.0 million in the corresponding period of 2016, primarily attributable to an increase in revenue-sharing fees and content costs to RMB1,604.9 million (US$241.2 million) in the third quarter of 2017 from RMB967.4 million in the corresponding period of 2016. The increase in revenue-sharing fees and content costs paid to performers, guilds and content providers was in line with the increase in revenues and was primarily due to the higher level of user engagement and spending driven by promotional activities. In addition, bandwidth costs increased to RMB160.5 million (US$24.1 million) in the third quarter of 2017 from RMB149.2 million in the corresponding period of 2016, primarily reflecting continued user base expansion and video quality improvements, but largely offset by the Company’s improved efficiency and pricing terms.

Gross profit increased by 47.6% to RMB1,203.0 million (US$180.8 million) in the third quarter of 2017 from RMB814.8 million in the corresponding period of 2016. Gross margin was 38.9% in the third quarter of 2017 as compared to 39.0% in the corresponding period of 2016 and 40.1% in the second quarter of 2017. The sequential decline of gross margin was mainly attributable to the increased revenue sharing with entry-level hosts on the Company’s platform to develop a more healthy and balanced ecosystem.

OPERATING INCOME

Operating expenses in the third quarter of 2017 increased by 49.4% to RMB560.3 million (US$84.2 million) from RMB375.0 million in the corresponding period of 2016.

Operating income in the third quarter of 2017 increased by 39.9% to RMB661.4 million (US$99.4 million) from RMB472.9 million in the corresponding period of 2016. Operating margin in the third quarter of 2017 was 21.4% as compared to 22.6% in the corresponding period of 2016.

Non-GAAP operating income2 increased by 30.7% to RMB664.5 million (US$99.9 million) in the third quarter of 2017 from RMB508.4 million in the corresponding period of 2016. Non-GAAP operating margin3 was 21.5% in the third quarter of 2017 as compared to 24.3% in the corresponding period of 2016.

2 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

3 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

2

NET INCOME

Net income attributable to YY Inc. increased by 59.0% to RMB636.0 million (US$95.6 million) in the third quarter of 2017 from RMB400.0 million in the corresponding period of 2016. Net margin in the third quarter of 2017 increased to 20.6% from 19.1% in the corresponding period of 2016.

Non-GAAP net income attributable to YY Inc. increased by 46.7% to RMB639.1 million (US$96.1 million) from RMB435.6 million in the corresponding period of 2016. Non-GAAP net margin in the third quarter of 2017 was 20.7% as compared to 20.8% in the corresponding period of 2016.

NET INCOME PER ADS

Diluted net income per ADS4 increased by 52.3% to RMB10.51 (US$1.58) in the third quarter of 2017 from RMB6.90 in the corresponding period of 2016.

Non-GAAP diluted net income per ADS5 increased by 41.2% to RMB10.56 (US$1.59) in the third quarter of 2017 from RMB7.48 in the corresponding period of 2016.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2017, the Company had cash and cash equivalents of RMB1,129.0 million (US$169.7 million), short-term deposits of RMB6,474.2 million (US$973.1 million) and restricted short-term deposits of RMB1,000.0 million (US$150.3 million). For the third quarter of 2017, net cash from operating activities was RMB1,045.0 million (US$157.1 million).

SHARES OUTSTANDING

As of September 30, 2017, the Company had a total of 1,260.8 million common shares, or the equivalent of 63.0 million ADSs outstanding.

Business Outlook

For the fourth quarter of 2017, the Company expects net revenues to be between RMB3.4 billion and RMB3.5 billion, representing a year-over-year growth of 36.5% to 40.6%. This forecast reflects the Company's current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, November 14, 2017 at 8:00 pm Eastern Time, or Wednesday, November 15, 2017 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

4 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

5 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details).

3

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	# 4599539

The replay will be accessible through November 22, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	# 4599539

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.6533 to US$1.00, the noon buying rate in effect on September 30, 2017 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real-time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Matthew Zhao

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 915-1611

Email: IR@YY.com

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 1, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,579,743	1,129,024	169,694
Short-term deposits	3,751,519	6,474,206	973,082
Restricted short-term deposits	-	1,000,000	150,301
Short-term investment	-	89,070	13,387
Accounts receivable, net	169,571	167,551	25,183
Inventory	2,266	332	50
Amount due from related parties	135,245	52,876	7,947
Prepayments and other current assets	224,732	180,422	27,118

Total current assets	5,863,076	9,093,481	1,366,762

Non-current assets
Deferred tax assets(1)	117,811	121,637	18,282
Investments	918,602	1,076,111	161,741
Property and equipment, net	838,750	925,233	139,064
Land use rights, net	1,872,394	1,836,493	276,027
Intangible assets, net	58,926	37,488	5,634
Goodwill	14,300	14,257	2,143
Amount due from related parties	-	20,000	3,006
Other non-current assets	101,933	71,334	10,722

Total non-current assets	3,922,716	4,102,553	616,619

Total assets	9,785,792	13,196,034	1,983,381

Liabilities ,mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds	2,768,469	-	-
Accounts payable	137,107	102,242	15,367
Deferred revenue	430,683	630,911	94,827
Advances from customers	56,152	66,743	10,032
Income taxes payable	140,754	90,389	13,586
Accrued liabilities and other current liabilities	1,066,038	1,275,704	191,740
Amounts due to related parties	91,245	29,456	4,427
Short-term loan	-	597,213	89,762

Total current liabilities	4,690,448	2,792,658	419,741

Non-current liabilities
Convertible bonds	-	6,636	997
Deferred revenue	25,459	49,222	7,398
Deferred tax liabilities	8,058	17,282	2,598

Total non-current liabilities	33,517	73,140	10,993

Total liabilities	4,723,965	2,865,798	430,734

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$

Mezzanine equity	9,272	522,426	78,521

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 750,115,028 and 922,793,788 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	44	56	8
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 359,557,976 and 337,982,976 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	26	24	4
Additional paid-in capital	2,165,766	5,161,606	775,796
Statutory reserves	58,857	58,857	8,846
Retained earnings	2,728,736	4,471,612	672,089
Accumulated other comprehensive income	93,066	60,671	9,119

Total YY Inc.’s shareholders’ equity	5,046,495	9,752,826	1,465,862

Non-controlling interests	6,060	54,984	8,264

Total shareholders’ equity	5,052,555	9,807,810	1,474,126

Total liabilities, mezzanine equity and
shareholders’ equity	9,785,792	13,196,034	1,983,381

(1) Effectively January 2017, ASU 2015-17 issued by FASB requires entities to reclassify deferred tax assets and liabilities as non-current in the balance sheet. Accordingly, the Company retrospectively reclassified RMB107.3 million of deferred tax assets from current assets into non-current assets as of December 31, 2016.

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Live streaming	1,790,373	2,373,397	2,871,610	431,607	4,809,037	7,302,434	1,097,566
Online games	149,530	153,959	122,035	18,342	508,901	415,742	62,487
Membership	68,768	52,204	49,486	7,438	210,210	147,111	22,111
Others	81,134	29,431	49,174	7,391	191,752	102,967	15,476

Total net revenue	2,089,805	2,608,991	3,092,305	464,778	5,719,900	7,968,254	1,197,640

Cost of revenues(1)	(1,275,002)	(1,563,445)	(1,889,313)	(283,966)	(3,543,873)	(4,829,753)	(725,918)

Gross profit	814,803	1,045,546	1,202,992	180,812	2,176,027	3,138,501	471,722

Operating expenses(1)
Research and development expenses	(163,236)	(167,359)	(166,139)	(24,971)	(515,112)	(499,059)	(75,009)
Sales and marketing expenses	(109,075)	(204,434)	(249,480)	(37,497)	(275,735)	(542,516)	(81,541)
General and administrative expenses	(102,683)	(104,545)	(144,678)	(21,745)	(276,245)	(325,875)	(48,979)

Total operating expenses	(374,994)	(476,338)	(560,297)	(84,213)	(1,067,092)	(1,367,450)	(205,529)

Gain on deconsolidation and disposal of subsidiaries	-	-	-	-	-	37,989	5,710
Other income	33,065	30,166	18,667	2,806	64,477	68,653	10,319

Operating income	472,874	599,374	661,362	99,405	1,173,412	1,877,693	282,222

Gain on partial disposal of investments	-	45,861	-	-	-	45,861	6,893
Interest expense	(20,357)	(3,459)	(3,651)	(549)	(60,327)	(28,378)	(4,265)
Interest income	17,162	27,317	47,505	7,140	40,713	105,853	15,910
Foreign currency exchange gains (losses), net	(16)	(281)	(251)	(38)	773	(1,825)	(274)
Other non-operating expense	-	-	-	-	(23,474)	-	-

Income before income tax expenses	469,663	668,812	704,965	105,958	1,131,097	1,999,204	300,486

Income tax expenses	(69,909)	(100,531)	(74,684)	(11,225)	(194,710)	(264,288)	(39,723)

Income before share of (loss) income in equity method investments, net of income taxes	399,754	568,281	630,281	94,733	936,387	1,734,916	260,763

Share of (loss) income in equity method investments, net of income taxes	(1,867)	4,726	6,806	1,023	3,879	15,467	2,325

Net Income	397,887	573,007	637,087	95,756	940,266	1,750,383	263,088

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	(2,152)	(701)	1,120	168	(11,398)	(2,446)	(368)

Net income attributable to YY Inc.	400,039	573,708	635,967	95,588	951,664	1,752,829	263,456

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income attributable to YY Inc.	400,039	573,708	635,967	95,588	951,664	1,752,829	263,456

Other comprehensive income :
Unrealized gain (loss) of available-for-sales securities, net of nil tax	13,354	(39,818)	(22,128)	(3,326)	190,506	(19,710)	(2,962)
Foreign currency translation adjustments, net of nil tax	(562)	(712)	(12,592)	(1,893)	(1,671)	(12,685)	(1,907)

Comprehensive income attributable to YY Inc.	412,831	533,178	601,247	90,369	1,140,499	1,720,434	258,587

Net income per ADS
—Basic	7.07	10.09	10.60	1.59	16.91	30.30	4.55
—Diluted	6.90	9.98	10.51	1.58	16.64	29.72	4.47
Weighted average number of ADS used in calculating net income per ADS
—Basic	56,560,174	56,832,278	60,008,235	60,008,235	56,290,231	57,857,025	57,857,025
—Diluted	60,814,662	57,488,989	60,503,529	60,503,529	60,773,398	59,681,394	59,681,394

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	3,701	3,021	(434)	(65)	12,454	6,210	933
Research and development expenses	11,120	10,492	(6,049)	(909)	64,893	15,847	2,382
Sales and marketing expenses	612	303	(74)	(11)	2,392	738	111
General and administrative expenses	20,086	9,649	9,700	1,458	51,199	26,406	3,969

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YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	472,874	599,374	661,362	99,405	1,173,412	1,877,693	282,222
Share-based compensation expenses	35,519	23,465	3,143	473	130,938	49,201	7,395

Non-GAAP operating income	508,393	622,839	664,505	99,878	1,304,350	1,926,894	289,617

Net income attributable to YY Inc.	400,039	573,708	635,967	95,588	951,664	1,752,829	263,456
Share-based compensation expenses	35,519	23,465	3,143	473	130,938	49,201	7,395

Non-GAAP net income attributable to YY Inc.	435,558	597,173	639,110	96,061	1,082,602	1,802,030	270,851

Non-GAAP net income per ADS
—Basic	7.70	10.51	10.65	1.60	19.23	31.15	4.68
—Diluted	7.48	10.39	10.56	1.59	18.79	30.54	4.59
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	56,560,174	56,832,278	60,008,235	60,008,235	56,290,231	57,857,025	57,857,025
—Diluted	60,814,662	57,488,989	60,503,529	60,503,529	60,773,398	59,681,394	59,681,394

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YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2017

	YY Live(2)	Huya(2)	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,319,251	552,359	2,871,610	431,607
Online games	113,188	8,847	122,035	18,342
Membership	46,139	3,347	49,486	7,438
Others	30,193	18,981	49,174	7,391

Total net revenue	2,508,771	583,534	3,092,305	464,778

Cost of revenues(1)	(1,379,016)	(510,297)	(1,889,313)	(283,966)

Gross profit	1,129,755	73,237	1,202,992	180,812

Operating expenses(1)
Research and development expenses	(117,231)	(48,908)	(166,139)	(24,971)
Sales and marketing expenses	(228,318)	(21,162)	(249,480)	(37,497)
General and administrative expenses	(127,342)	(17,336)	(144,678)	(21,745)

Total operating expenses	(472,891)	(87,406)	(560,297)	(84,213)
Other income	18,569	98	18,667	2,806

Operating income (loss)	675,433	(14,071)	661,362	99,405

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	(1,190)	756	(434)	(65)
Research and development expenses	(7,973)	1,924	(6,049)	(909)
Sales and marketing expenses	(106)	32	(74)	(11)
General and administrative expenses	8,473	1,227	9,700	1,458

(2)	The Company revamped its internal organization and one sub-business stream previously presented and reviewed under YY Live was changed to be presented and reviewed under Huya from the first quarter of 2017. Segment information for the 3 months ended 30 September 2016 has been restated accordingly.
(3)	As the Company has disposed of a great majority of its online education business before the end of 2016 and disposed of the remaining portion of its online education business in the beginning of 2017, 100 Education ceased to be an operating segment starting from the first quarter of 2017.

11

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	675,433	(14,071)	661,362	99,405
Share-based compensation expenses	(796)	3,939	3,143	473

Non-GAAP operating income (loss)	674,637	(10,132)	664,505	99,878

12

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,931,569	441,828	2,373,397	350,095
Online games	147,010	6,949	153,959	22,710
Membership	50,014	2,190	52,204	7,701
Others	19,034	10,397	29,431	4,341

Total net revenue	2,147,627	461,364	2,608,991	384,847

Cost of revenues(1)	(1,159,554)	(403,891)	(1,563,445)	(230,620)

Gross profit	988,073	57,473	1,045,546	154,227

Operating expenses(1)
Research and development expenses	(132,223)	(35,136)	(167,359)	(24,687)
Sales and marketing expenses	(183,119)	(21,315)	(204,434)	(30,156)
General and administrative expenses	(86,678)	(17,867)	(104,545)	(15,421)

Total operating expenses	(402,020)	(74,318)	(476,338)	(70,264)
Gain on deconsolidation and disposal of subsidiaries	-	-	-	-
Other income	30,156	10	30,166	4,450

Operating income (loss)	616,209	(16,835)	599,374	88,413

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	2,372	649	3,021	446
Research and development expenses	8,229	2,263	10,492	1,548
Sales and marketing expenses	282	21	303	45
General and administrative expenses	6,872	2,777	9,649	1,423

13

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	616,209	(16,835)	599,374	88,413
Share-based compensation expenses	17,755	5,710	23,465	3,462

Non-GAAP operating income (loss)	633,964	(11,125)	622,839	91,875

14

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	1,593,495	196,878	-	1,790,373	268,482
Online games	149,530	-	-	149,530	22,423
Membership	68,768	-	-	68,768	10,312
Others	20,240	-	60,894	81,134	12,167

Total net revenue	1,832,033	196,878	60,894	2,089,805	313,384

Cost of revenues(1)	(962,250)	(279,710)	(33,042)	(1,275,002)	(191,198)

Gross profit (loss)	869,783	(82,832)	27,852	814,803	122,186

Operating expenses(1)
Research and development expenses	(109,495)	(47,551)	(6,190)	(163,236)	(24,479)
Sales and marketing expenses	(68,794)	(21,753)	(18,528)	(109,075)	(16,357)
General and administrative expenses	(63,984)	(18,087)	(20,612)	(102,683)	(15,398)

Total operating expenses	(242,273)	(87,391)	(45,330)	(374,994)	(56,234)
Gain on deconsolidation and disposal of subsidiaries	-	-	-	-	-
Other income	33,065	-	-	33,065	4,958

Operating income (loss)	660,575	(170,223)	(17,478)	472,874	70,910

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	2,231	1,429	41	3,701	555
Research and development expenses	6,108	4,234	778	11,120	1,668
Sales and marketing expenses	575	37	-	612	92
General and administrative expenses	1,435	5,177	13,474	20,086	3,012

15

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2016

	YY Live	Huya	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	660,575	(170,223)	(17,478)	472,874	70,910
Share-based compensation expenses	10,349	10,877	14,293	35,519	5,327

Non-GAAP operating income (loss)	670,924	(159,346)	(3,185)	508,393	76,237

16